Exhibit 1

WESTPAC

GROUP

INTERIM

FINANCIAL

REPORT

2013

Westpac Banking Corporation ABN 33 007 457 141

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains statements that constitute ‘forward-looking statements’ within the meaning of Section 21E of the US Securities Exchange Act of 1934.

Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Report and include statements regarding our intent, belief or current expectations with respect to our business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. We use words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’ or other similar words to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated. Actual results could differ materially from those which we expect, depending on the outcome of various factors, including, but not limited to:

■        the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy, particularly changes to liquidity, leverage and capital requirements;

■        the stability of Australian and international financial systems and disruptions to financial markets and any losses or business impacts Westpac or its customers or counterparties may experience as a result;

■        market volatility, including uncertain conditions in funding, equity and asset markets;

■        adverse asset, credit or capital market conditions;

■        changes to our credit ratings;

■        levels of inflation, interest rates, exchange rates and market and monetary fluctuations;

■        market liquidity and investor confidence;

■        changes in economic conditions, consumer spending, saving and borrowing habits in Australia, New Zealand and in other countries in which Westpac or its customers or counterparties conduct their operations and our ability to maintain or to increase market share and control expenses;

■        the effects of competition in the geographic and business areas in which Westpac conducts its operations;

■        reliability and security of Westpac’s technology and risks associated with changes to technology systems;

■        the timely development and acceptance of new products and services and the perceived overall value of these products and services by customers;

■        the effectiveness of our risk management policies, including our internal processes, systems and employees;

■        the occurrence of environmental change or external events in countries in which Westpac or its customers or counterparties conduct their operations;

■        internal and external events which may adversely impact our reputation;

■        changes in political, social or economic conditions in any of the major markets in which Westpac or its customers or counterparties operate;

■        the success of strategic decisions involving business expansion and integration of new businesses; and

■        various other factors beyond Westpac’s control.

The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by us, refer to the section on ‘Risk factors’ in the Directors’ report in this Interim Financial Report. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and events.

Westpac is under no obligation, and does not intend, to update any forward-looking statements contained in this Report, whether as a result of new information, future events or otherwise, after the date of this Report.

REFERENCES

In this Interim Financial Report a reference to ‘Westpac’, ‘WBC’, ‘Westpac Group’, ‘the Group’, ‘we’, ‘us’ and ‘our’ is to Westpac Banking Corporation ABN 33 007 457 141 and its subsidiaries unless it clearly means just Westpac Banking Corporation.

All references to ‘$’ are to Australian dollars unless otherwise stated.

WEB SITES

Information contained in or accessible through the websites mentioned in this Interim Financial Report does not form part of this report unless we specifically state that it is incorporated by reference and forms part of this report. All references in this report to websites are inactive textual references and are for information only.

2

INTERIM FINANCIAL REPORT 2013

DIRECTORS’ REPORT

The Directors of Westpac present their report together with the financial statements of Westpac and its controlled entities (collectively referred to as ‘the Group’) for the half year ended 31 March 2013.

DIRECTORS

The names of the Directors of Westpac holding office at any time during, and since the end of, the half year and the period for which each has served as a Director are set out below:

Name	Position

Lindsay Maxsted	Chairman since December 2011 and Director since March 2008.

Gail Kelly	Managing Director & Chief Executive Officer since February 2008.

John Curtis	Deputy Chairman and Director since December 2008.

Elizabeth Bryan	Director since November 2006.

Gordon Cairns	Director since July 2004.

Ewen Crouch	Director since February 2013.

Robert Elstone	Director since February 2012.

Peter Hawkins	Director since December 2008.

Ann Pickard	Director since December 2011.

Peter Wilson	Retired in December 2012. Director from October 2003.

REVIEW AND RESULTS OF THE GROUP’S OPERATIONS DURING THE HALF YEAR

The net profit attributable to owners of the Group for the half year ended 31 March 2013 increased 11% to $3,304 million compared to the half year ended 31 March 2012. Features of this result were a 4% increase in net operating income before operating expenses and impairment charges and a 28% decrease in impairment charges.

Basic earnings per share for the half year ended 31 March 2013 was 107.0 cents per share compared to 97.8 cents per share for the half year ended 31 March 2012. There was a 2% increase in shares on issue, mostly from shares issued to satisfy the Dividend Reinvestment Plan.

Net interest income increased 2% to $6,292 million compared to the half year ended 31 March 2012 reflecting growth in customer loans and deposits offset by some margin contraction.

Non-interest income increased 9% to $2,878 million compared to the half year ended 31 March 2012 reflecting growth in the Wealth, Insurance and Markets businesses.

Operating expenses increased $13 million to $3,909 million compared to the half year ended 31 March 2012 reflecting disciplined expense management. Increases in salaries and wages and software amortisation expenses were partially offset by lower restructuring costs.

Impairment charges decreased 28% to $438 million compared to the half year ended 31 March 2012 reflecting improvements in asset quality and a reduction in stressed assets. Continuing improvement in loss experience provided a benefit to impairment charges which was partially offset by an increase in impairment provisions for sectors in the economy impacted by structural change.

The effective tax rate was 30.8% in the half year ended 31 March 2013 compared to 30.7% for the half year ended 31 March 2012 reflecting an increase in non-deductible hybrid distributions.

The Board has determined an interim dividend of 86 cents per share, an increase of 5% over the interim dividend determined for the half year ended 31 March 2012. In addition, a special dividend of 10 cents per share has been determined. The interim and special dividends are fully franked.

3

INTERIM FINANCIAL REPORT 2013

DIRECTORS’ REPORT

SIGNIFICANT DEVELOPMENTS DURING THE HALF YEAR ENDED 31 MARCH

Corporate significant developments

Westpac Capital Notes

On 8 March 2013, Westpac issued approximately $1.4 billion of new Tier 1 hybrid securities known as Westpac Capital Notes, which qualify as Additional Tier 1 Capital of Westpac under APRA’s Basel III capital adequacy framework.

Litigation

■        Exception fees – Westpac has been served with two separate class action proceedings in Australia by customers seeking to recover exception fees paid by those customers. The first set of proceedings was commenced by customers of the Westpac brand; the second by customers of the St.George Bank and BankSA brands. Westpac has agreed with the plaintiffs to put the proceedings against Westpac, St.George and BankSA on hold until at least June 2013, pending further developments in similar litigation commenced against another Australian bank.

■        Bell litigation – Westpac was one of 20 defendant banks named in proceedings concerning the Bell Group of companies. The proceedings were brought by the liquidators of several Bell Group companies who challenged the defendant banks’ entitlement to receive the proceeds of realisation of Bell Group assets in the early 1990s. Judgment was delivered on 28 October 2008 and final orders were handed down on 30 April 2009.

Westpac, along with the other defendant banks, was found liable to repay its share of the monies received from the Bell Group plus interest. The defendant banks appealed the decision. Judgment was handed down by the Court of Appeal of the Supreme Court of Western Australia on 17 August 2012. By a majority decision, the defendant banks were unsuccessful in the appeal and the amount of interest payable was increased. Westpac considers that appropriate provisioning has been made for this matter. The defendant banks have been granted special leave to appeal to the High Court of Australia, however, the outcome and timing of the appeal are uncertain. Westpac is also entitled to lodge a claim as an unsecured creditor in the liquidation of the Bell Group.

Tax developments

On 14 November 2012 in Mills v Commissioner of Taxation [2012] HCA 51, the High Court unanimously upheld a taxpayer’s appeal against a decision of the Full Federal Court which had held that a hybrid stapled security that was part of a funding transaction, was subject to the Australian tax anti-avoidance rules. The High Court concluded that the purpose of issuing the hybrids was to raise Tier 1 Capital, and whilst the instruments were structured in a way to deliver franking credits to investors, that purpose was merely incidental to the purpose of raising Tier 1 Capital. Westpac is considering the impact this decision may have on potential future hybrid transactions.

Changes to accounting standards

In a continuing response to the global financial crisis, governments, regulators and accounting standard setters are working to revise certain accounting standards. The objective is to achieve convergence towards a single set of high-quality, global and independent accounting standards. The specific areas that have been targeted include accounting for financial instruments, provisioning for loan impairment charges, off-balance sheet exposures, the impairment and valuation of financial assets, consolidation and lease accounting. The Group expects that there will be a number of new standards issued in coming years that will require changes to our current accounting approaches.

Other significant developments

Basel Committee on Banking Supervision

Regulatory reforms and significant developments arising in relation to changes initiated by the Basel Committee on Banking Supervision (BCBS) include:

Liquidity

On 16 December 2010, the BCBS released the final text of the Basel III liquidity framework. The framework introduces two new liquidity measures: the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR).

The LCR requires banks to hold sufficient high-quality liquid assets, as defined, to withstand 30 days under an acute stress scenario. Since there are insufficient Government bonds available in the Australian marketplace to allow institutions to meet the LCR, the Reserve Bank of Australia (RBA) has announced, jointly with the Australian Prudential Regulation Authority (APRA), that it will make available to Australian institutions a Committed Liquidity Facility (CLF) that can be accessed to meet the LCR requirement.

The timetable for implementing the liquidity standard schedules the LCR to be introduced from 1 January 2015 and the NSFR from 1 January 2018. Both liquidity measures are subject to an observation and review period prior to implementation and as such are potentially subject to modification.

In response to its observation and review process, the BCBS issued a revised framework for the LCR and liquidity risk monitoring in January 2013, including proposed recalibration of certain elements and phase-in arrangements over 4 years for the LCR from January 2015.

In November 2011, APRA released for consultation its initial discussion paper outlining its proposed implementation of the Basel III liquidity reforms in Australia. APRA is expected to release an updated proposal for implementation of the liquidity reforms, including a response to the revised BCBS LCR framework, in coming weeks. Following consultation on APRA’s updated proposals, a final standard for the LCR is expected to be released later in 2013. Until the final Australian standards are released, the full extent of the impact on the Westpac Group is uncertain.

4

INTERIM FINANCIAL REPORT 2013

DIRECTORS’ REPORT

Capital

On 16 December 2010, the BCBS released the final text of the Basel III capital framework. The framework was revised in June 2011 and incorporates higher global minimum capital requirements and the introduction of two new capital buffers. The framework includes:

■        an increase in the minimum common equity requirement from 2.0% to 4.5%;

■        an increase in the minimum Tier 1 capital requirement from 4.0% to 6.0%;

■        a capital conservation buffer at 2.5%, to be met with common equity; and

■        a countercyclical buffer of between 0% to 2.5% to be met with common equity or other fully loss absorbing capital (subject to further BCBS guidance). The buffer is intended to be applied during times of excess credit growth.

The framework includes a compliance timetable, with phase-in arrangements starting from 1 January 2013 and some elements not becoming fully effective until 1 January 2019.

On 28 September 2012, APRA released the four final capital adequacy standards that will govern the implementation of the Basel III capital framework in Australia. On 13 November 2012 APRA released updated prudential standards which incorporated the Basel III requirements for counterparty credit risk. This release represented the latest measures to implement the Basel III capital reforms in Australia. APRA has required Australian Authorised Deposit-taking Institutions (ADIs) to meet the new minimum capital requirements from 1 January 2013 and has proposed that the capital conservation buffer apply in full from its introduction date of 1 January 2016.

Westpac is currently complying with the Basel III capital standards as implemented in Australia and current capital levels are above the minimum that will apply from 1 January 2016.

Other Basel Accord Reforms

The Basel III capital framework also introduced a leverage ratio requirement. The BCBS proposes that introducing a simple, non-risk based leverage ratio requirement would act as a credible supplementary measure to the risk-based capital requirements. The BCBS is developing the specifications and associated disclosure requirements for the leverage ratio. The proposed timetable for the leverage ratio provides for testing and recalibration to occur until 2017, with public disclosure to commence from January 2015 and migration of the final standard to a Pillar 1 requirement from January 2018.

In March 2013 the BCBS issued a consultation paper on measuring and controlling large exposures. The existing large exposures framework was established in 1991 and the proposed updated framework is intended to achieve greater consistency among and between jurisdictions in the way banks and supervisors measure, aggregate and control exposures to single counterparties. The final framework is proposed to be in place by January 2019.

The BCBS is also currently conducting analysis on risk-weighted assets, which forms the denominator of the capital ratios. The BCBS has indicated that this work is intended to examine the consistency in the determination of risk-weighted assets across jurisdictions and will determine the direction of future work in this area which will ultimately allow the BCBS to consider potential policy options.

Each of these measures are in different stages of development and, following release of the respective regulations by the BCBS, APRA will consult on and develop the regulations to apply in Australia. Until APRA develops the final rules for implementing these measures in Australia, the impact on Westpac cannot be determined.

Systemically Important Financial Institutions (SIFIs)

In November 2011, the BCBS published ‘Global systemically important banks: Assessment methodology and the additional loss absorbency requirement’. This document announced the final methodology for determining Global Systemically Important Banks (G-SIBs), and the Financial Stability Board (FSB) named 29 G-SIBs that would be subject to higher capital requirements and greater oversight. The list of G-SIBs is subject to annual review and in November 2012 the FSB issued an updated list of 28 G-SIBs as well as specifying the higher capital requirements proposed for each. These increased capital requirements will be phased in from January 2016. Westpac has not been named as a G-SIB.

The G20 also directed the FSB to consider how to extend the framework to a broader set of SIFIs, including Domestic Systemically Important Banks (D-SIBs), and to make recommendations to the G20. On 12 October 2012, the BCBS issued the paper ‘A framework for dealing with domestic systemically important banks’. The paper sets out a principles based framework for regulating D-SIBs. However, until APRA develops the rules for implementing the framework in Australia, any impact on Westpac cannot be determined.

Recovery and resolution planning

In November 2011, the FSB finalised a comprehensive package of policy measures to improve the capacity of authorities to resolve failing SIFIs, without systemic disruption and without exposing taxpayers to risk of loss. As part of the package, a Recovery and Resolution Plan is required for any firm deemed by its home authority to have systemic importance to the domestic economy. In addition, SIFIs will be subject to resolvability assessments to ensure they may be resolved without severe systemic disruption and taxpayer loss while at the same time protecting systemically important functions. APRA has undertaken a pilot Recovery Planning project applying to Australia’s largest banks, with final plans delivered to APRA in mid-2012. APRA has indicated that it intends to extend its recovery planning program once the results of the pilot program have been analysed. The final form of any resulting requirements, the implications, and the timing for Westpac are at this stage unknown.

Australia

The Australian Federal Government has embarked on a program of regulatory reform which will affect Westpac. This includes:

OTC derivatives reform

The over-the-counter (OTC) derivatives market is undergoing significant regulatory reform globally. The reforms aim to improve transparency, mitigate systemic risk and protect against market abuse in the OTC derivatives market by encouraging clearing through central counterparties, reporting to trade repositories, exchange trading where appropriate, and imposing higher capital requirements on non-centrally cleared contracts.

5

INTERIM FINANCIAL REPORT 2013

DIRECTORS’ REPORT

Locally, the Council of Financial Regulators (APRA, ASIC, RBA and the Australian Treasury) issued a report on OTC Derivatives Market Reform Considerations in March 2012, which was followed by the release of a joint report on the Australian OTC Derivatives Market by APRA, ASIC and the RBA in October 2012. In December 2012 the Federal Treasury released a proposals paper which included a recommendation that Australia introduce a mandatory OTC derivative trade reporting requirement.

In April 2013 ASIC released a consultation paper incorporating the proposals for implementing the mandatory trade reporting requirement in Australia. It is proposed that the requirement will be progressively introduced from 31 December 2013.

In addition, the Federal Parliament of Australia passed the Corporations Legislation Amendment (Derivatives Transactions) Bill 2012, which creates a framework to allow the Minister for Financial Services and Superannuation to determine that mandatory obligations should apply to certain classes of OTC derivatives, requiring those classes to be reported, centrally cleared and traded on suitable trading platforms.

Westpac is also closely monitoring the international OTC derivatives reforms including regulatory changes being implemented by the US Commodity Futures Trading Commission (CFTC) under the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act). Westpac registered as a swap dealer with the CFTC on 31 December 2012.

Westpac continues to actively engage with regulators, trade associations, banks and clearing houses in regard to the regulatory developments and requirements. Westpac is developing clearing, reporting and trade processing solutions to ensure that it is compliant with applicable global regulations within the required timeframes. As both the international and local reforms are yet to be finalised, the full extent of the impact on the Westpac Group’s operations remains unclear.

Superannuation changes

From 1 July 2013, superannuation funds are able to offer MySuper products if licensed by APRA. From 1 January 2014, generally employers can only make super guarantee contributions to a default super fund which offers a MySuper product. MySuper is part of the Government's response to the Super System (Cooper) Review and is a low cost, simple superannuation product. A MySuper product will be the default investment option where investment choice is not elected by the member. Other legislative changes include enhanced trustee and director obligations as well as ‘SuperStream’, a measure to improve the efficiency of processing superannuation transactions through the use of technology. An established project team continues to assess and implement changes to our existing superannuation products to ensure compliance with the new requirements.

Financial advice changes

On 27 June 2012 the Government’s Future of Financial Advice (FOFA) reforms became law. Regulations were registered on 12 July, 2 October and 26 November 2012, and further regulations and legislation are still expected. The FOFA reforms are aimed at improving consumer trust and confidence in, and the quality of, financial advice. The FOFA reforms include a ban on certain conflicted payments and soft dollar benefits, a ban on volume-based shelf space fees, a ban on the charging of asset-based fees on borrowed funds, a statutory best interests duty so that financial advisers must act in the best interests of their clients, and an ‘adviser charging regime’ where the investor will be required to opt-in every two years to receive ongoing advice and where advisers will be required to give annual disclosure of ongoing fees and services to investors. The majority of the proposed reforms will commence for the Westpac Group on 1 July 2013. Certain aspects of the reforms, including an anti-avoidance provision and increased ASIC powers, commenced on 1 July 2012.

Privacy law reform

The Privacy Amendment (Enhancing Privacy Protection) Act 2012 (Cth) received royal assent on 12 December 2012 and will commence on 12 March 2014. It amends the Privacy Act 1988 (Cth) to replace the National Privacy Principles with new Australian Privacy Principles and introduce a new, more comprehensive, credit reporting system. In addition, significant new powers are provided to the Privacy Commissioner to enforce the revised law. These privacy reforms will require review and amendment of a wide range of Westpac Group documents, systems and procedures in relation to the management of personal information.

Westpac continues to review these developments, engage with Government, regulators and industry bodies as appropriate, and amend its systems, processes and operations to align with regulatory changes as they occur.

United States

There are a number of significant regulatory reforms currently occurring in the United States (US). These include:

Dodd-Frank Act

Legislation designed to reform the system for supervision and regulation of financial firms in the US was signed into law on 21 July 2010. The Dodd-Frank Act contains a wide range of provisions that will affect financial institutions operating in the US, including foreign banks like Westpac. Included among its provisions are reforms designed to reduce systemic risk presented by very large financial institutions, promote enhanced supervision, regulation, and prudential standards for financial institutions, establish comprehensive supervision of financial markets, impose new limits on permissible financial institution activities and investments, expand regulation of the derivatives markets, protect consumers and investors from financial abuse, and provide the US Government with the tools needed to manage a financial crisis. Many of the provisions of the Dodd-Frank Act require extensive rulemaking by US regulatory agencies before the provisions become effective. The issuance of final rules under the Dodd-Frank Act remains far from complete, with the process continuing. Aside from the observations regarding OTC derivatives reform above, until there is greater clarity regarding the final forms of the rules and their extra-territorial application, it is not possible to assess the full impact of the law and the regulations on our operations. However in the event that some of the rules are implemented in or close to the current draft, significant investment in compliance and reporting programs and changes to business activities are likely to be required.

6

INTERIM FINANCIAL REPORT 2013

DIRECTORS’ REPORT

Foreign Account Tax Compliance Act (FATCA)

Legislation incorporating provisions referred to as FATCA was passed in the US on 18 March 2010. Regulations were published by the US Treasury on 28 January 2013 that provide detail on how the FATCA provisions should be implemented. The legislation and subsequent regulations require Foreign Financial Institutions (FFIs) such as Westpac to enter into an FFI agreement (if they are not subject to the provisions of an Intergovernmental Agreement (IGA), which is discussed below) under which they agree to identify and provide the US Internal Revenue Service (IRS) with information on accounts held by US persons and certain US owned foreign entities, or otherwise face 30% withholding tax on certain payments made to the FFI. In addition, FFIs that have entered into an FFI agreement will be required to withhold on certain payments made to FFIs that have not entered into an FFI agreement (and are not otherwise subject to an IGA) and account holders who do not respond to requests to confirm their US person status and/or do not agree to the FFI reporting certain account related information to the IRS. Substantial investment will be required to ensure that Westpac will be able to adhere to the FATCA requirements from a compliance and reporting perspective across all jurisdictions in which Westpac operates.

The IRS has also published a Model IGA in connection with the implementation of FATCA. The Australian and New Zealand Governments are each currently in the process of negotiating the terms and conditions of an IGA with the US. Once concluded, these IGAs will likely enable Westpac to report the required information relating to its Australian and New Zealand businesses to the Australian Taxation Office (ATO) and the New Zealand Inland Revenue Department (IRD) respectively, which would provide such information to the IRS under existing Exchange of Information protocols. Further, Westpac would be relieved of the requirements to enter into an FFI agreement in relation to its Australian and New Zealand businesses with the IRS and to withhold from payments to, or close the accounts of, certain account holders, but will still be required to identify certain US accounts. While it is anticipated that these IGAs would reduce the compliance costs and operational burdens of FATCA (as compared to the costs and burdens resulting from an FFI agreement), Westpac currently expects (subject to any restrictions under local law), that it will enter into an FFI agreement with respect to its branches and affiliated FFIs not located in Australia, New Zealand or another country that has entered into an IGA.

New Zealand

Regulatory reforms and significant developments in New Zealand include:

Open Bank Resolution (OBR)

The Reserve Bank of New Zealand (RBNZ) intends to implement its OBR policy on 30 June 2013. OBR contemplates a bank being open for business on the next business day following a bank failure event and the bank being put into statutory management. All locally incorporated registered banks with retail deposits over NZ$1 billion must be pre-positioned for OBR. The policy therefore applies to Westpac New Zealand Limited (WNZL). In the event of failure, a bank must be able to achieve certain outcomes which include being able to freeze accounts and process pending payments, determine customers’ account balances on a per account basis, set aside a proportion of account balances that have been frozen, and resume customers’ access to their transaction and other accounts on the next business day following the bank’s closure. Notwithstanding the pre-positioning requirement, there is no obligation on the part of the New Zealand government to use OBR in the event of a bank failure. A new condition of registration to formally impose the OBR requirements will need to be in place by the implementation date.

Basel III

The RBNZ has adopted the core Basel III capital measures relating to new capital ratios and most of the recommendations relating to the definition of capital. From 1 January 2013, the requirements for Total Tier 1 capital increased to 6.0% and must include common equity of 4.5%. The conservation buffer will be implemented in full from 1 January 2014 at which time Total Tier 1 capital will increase to 8.5% and will need to include 7% common equity. The countercyclical capital buffer will also be able to be deployed from 1 January 2014. The RBNZ is not specifying any upper limit on the countercyclical buffer. The RBNZ has not adopted the leverage ratio.

Financial Markets Conduct Bill (FMCB)

The FMCB is expected to be passed in the first half of calendar year 2013. The FMCB represents an overhaul of the existing securities law regime in New Zealand and will impact various aspects of the wider Westpac New Zealand business. It introduces changes to product disclosure and governance, and introduces new licensing and registration requirements. The new regime will do away with the existing prospectus/investment statement dual disclosure model and introduce a single product disclosure statement, supported by an online register of other material documentation. Much of the detail from the FMCB has been left to be prescribed in regulations.

Credit law reform/responsible lending

The Credit Contracts and Financial Services Law Reform Bill was introduced into the House in April 2013. The bill reforms the entire suite of legislation that governs consumer credit contracts. The Credit Contracts and Consumer Finance Act 2003 (CCCFA) is being amended to provide for a regulatory responsible lending code. In addition, existing consumer protections are being strengthened by changing current CCCFA provisions on disclosure, fees, hardship and ‘oppressive contracts’.

Reserve Bank of New Zealand (Covered Bonds) Amendment Bill

A bill that provides a legislative framework for the issuance of covered bonds by New Zealand registered banks is expected to be passed in the first half of 2013. New Zealand registered banks are currently permitted by the RBNZ to issue covered bonds and it is a condition of registration that a covered bond issuance cannot exceed 10% of total assets. However, the legislation will provide certainty for investors that the cover pool assets will be disgorged from statutory management and liquidation regimes. The bill will require the registration of covered bond programs and provides for a transition period for the registration of existing programs.

RBNZ – macro-prudential policy

In March 2013 the RBNZ released a consultation paper on its proposed macro-prudential policy and framework. The policy aims to promote greater financial system stability by building additional resilience in the financial system during periods of rapid credit growth and rising leverage or abundant liquidity, and dampening excessive growth in credit and asset prices. The policy will apply only to registered banks initially and involves the following four instruments: sectoral capital requirements, restrictions on high loan to value ratio lending, adjustments to the core funding ratio and the countercyclical capital buffer. The latter already forms part of the Basel III reforms so is not part of the consultation. A memorandum of understanding between the Minister of Finance and the RBNZ is scheduled to be signed by the middle of the year. Further consultation on some of the detail is expected to occur later in the year.

7

INTERIM FINANCIAL REPORT 2013

DIRECTORS’ REPORT

RBNZ – review of bank capital adequacy requirements for housing loans

The RBNZ is undertaking a staged review of bank capital adequacy requirements for residential mortgage loans (housing loans). A consultation paper on the first stage of the review was released in March 2013 and requested submissions on a proposal to increase the correlation factor for high loan-to-value ratio loans for banks such as WNZL that use internal models to calculate their capital requirements. The RBNZ subsequently consulted on a change to banks’ conditions of registration to implement the new requirements. The RBNZ is proposing that the changes take effect from 30 September 2013. The changes will result in an increase to the capital adequacy requirements for high loan-to-value ratio loans for the affected banks. The next stage of the RBNZ’s review will include consideration of the overall calibration of banks’ models, potentially including the calibration of their probability of default and loss given default estimates.

RISK FACTORS

Our business is subject to risks that can adversely impact our business, results of operations, financial condition and future performance. If any of the following risks occur, our business, results of operations, financial condition or future performance could be materially adversely affected, with the result that the trading price of our securities could decline and as a securityholder you could lose all, or part, of your investment. You should carefully consider the risks described and the other information in this Interim Financial Report and our 2012 Annual Report before investing in our securities. The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us.

Risks relating to our business

Our businesses are highly regulated and we could be adversely affected by failing to comply with existing laws and regulations or by changes in laws and regulations and regulatory policy

As a financial institution, we are subject to detailed laws and regulations in each of the jurisdictions in which we operate or obtain funding, including Australia, New Zealand and the United States. We are also supervised by a number of different regulatory and supervisory authorities which have broad administrative power over our businesses. In Australia, the relevant regulatory authorities include the Australian Prudential Regulation Authority (APRA), Reserve Bank of Australia (RBA), Australian Securities and Investments Commission (ASIC), the Treasury, Australian Securities Exchange (ASX), Australian Competition and Consumer Commission (ACCC) and Australian Transaction Reports and Analysis Centre (AUSTRAC). The Reserve Bank of New Zealand (RBNZ) has supervisory oversight of our New Zealand operations. In the United States we are subject to supervision and regulation by the US Office of the Comptroller of the Currency (OCC), the Board of Governors of the Federal Reserve System, the Commodity Futures Trading Commission (CFTC) and the U.S. Securities and Exchange Commission (SEC). In other jurisdictions in which we operate, including the United Kingdom, Asia and the Pacific, we are also required to comply with relevant requirements of the local regulatory bodies.

We are responsible for ensuring that we comply with all applicable legal and regulatory requirements (including accounting standards) and industry codes of practice in the jurisdictions in which we operate or obtain funding, as well as meeting our ethical standards.

Compliance risk arises from these legal and regulatory requirements. If we fail to comply with applicable laws and regulations, we may be subject to fines, penalties or restrictions on our ability to do business. An example of the broad administrative power available to regulatory authorities is the power available to APRA under the Banking Act in certain circumstances to investigate our affairs and/or issue a direction to us (such as a direction to comply with a prudential requirement, to conduct an audit, to remove a Director, executive officer or employee or not to undertake transactions). Any such costs and restrictions could adversely affect our business, reputation, prospects, financial performance or financial condition.

As with other financial services providers, we face increasing supervision and regulation in most of the jurisdictions in which we operate or obtain funding, particularly in the areas of funding, liquidity, capital adequacy and prudential regulation. For example in December 2010 the Basel Committee on Banking Supervision (BCBS) announced a revised global regulatory framework known as Basel III. Basel III, among other things, increases the required quality and quantity of capital held by banks and introduces new minimum standards for the management of liquidity risk. APRA has announced that it supports the Basel III framework and it will incorporate the framework into its prudential standards. The Basel III capital framework came into effect from 1 January 2013, subject to various transitional arrangements. Further details on the Basel III framework are set out in ‘Significant developments during the half year ended 31 March 2013’.

During the half year ended 31 March 2013 there were also a series of other regulatory releases from authorities in the various jurisdictions in which we operate or obtain funding proposing significant regulatory change for financial institutions. This includes global OTC derivatives reform as well as other components of the US Dodd-Frank legislation which is designed to reform the entire system for the supervision and regulation of financial firms that operate in or have a connection with the US, including foreign banks like Westpac. Other areas of potential change that could impact us include changes to accounting and reporting requirements, tax legislation, regulation relating to remuneration, consumer protection and competition legislation and bribery, anti-money laundering and counter-terrorism financing laws. In addition, further changes may occur driven by policy, prudential or political factors.

Regulation is becoming increasingly extensive and complex. Some areas of potential regulatory change involve multiple jurisdictions seeking to adopt a coordinated approach. This may result in conflicts with specific requirements of the jurisdictions in which we operate and, in addition, such changes may be inconsistently introduced across jurisdictions.

Changes may also occur in the oversight approach of regulators. It is possible that governments in jurisdictions in which we operate or obtain funding might revise their application of existing regulatory policies that apply to, or impact, Westpac’s business, including for reasons relating to national interest and/or systemic stability.

Regulatory changes and the timing of their introduction continue to evolve and we currently manage our businesses in the context of regulatory uncertainty. The nature and impact of future changes are not predictable and are beyond our control. Regulatory compliance and the management of regulatory change is an increasingly important part of our strategic planning. We expect that we will be required to continue to invest significantly in compliance and the management and implementation of regulatory change and, at the same time, significant management attention and resources will be required to update existing or implement new processes to comply with the new regulations.

8

INTERIM FINANCIAL REPORT 2013

DIRECTORS’ REPORT

Regulatory change may also impact our operations by requiring us to have increased levels of liquidity and higher levels of, and better quality, capital as well as place restrictions on the businesses we conduct or require us to alter our product and service offerings. If regulatory change has any such effect, it could adversely affect one or more of our businesses, restrict our flexibility, require us to incur substantial costs and impact the profitability of one or more of our business lines. Any such costs or restrictions could adversely affect our business, prospects, financial performance or financial condition.

For further information refer to the section ‘Significant developments during the half year ended 31 March 2013’ in this Interim Financial Report and our 2012 Annual Report, specifically ‘Significant developments’ in Section 1 and the sections ‘Critical accounting assumptions and estimates’ and ‘Future developments in accounting policies’ in Note 1 to the financial statements.

Adverse credit and capital market conditions may significantly affect our ability to meet funding and liquidity needs and may increase our cost of funding

We rely on credit and capital markets to fund our business and as a source of liquidity. Our liquidity and costs of obtaining funding are related to credit and capital market conditions.

Global credit and capital markets have experienced extreme volatility, disruption and decreased liquidity in recent years. While there have been periods of stability in these markets, the environment has become more volatile and unpredictable. This has been exacerbated by the potential for sovereign debt defaults and/or banking failures in Europe which has contributed to volatility in stock prices and credit spreads. Adding to the uncertainty has been a slowing in the economic outlook for a number of countries, including China and the uncertain recovery of the US economy. Our direct exposure to the affected European countries is immaterial, with the main risks we face being damage to market confidence, changes to the access and cost of funding and a slowing in global activity or through other impacts on entities with whom we do business.

As of 31 March 2013, approximately 34% of our total net funding originated from domestic and international wholesale markets, of this around 58% was sourced outside Australia and New Zealand.

A shift in investment preferences of businesses and consumers away from bank deposits toward other asset or investment classes would increase our need for funding from relatively less stable or more expensive forms of funding.

If market conditions deteriorate due to economic, financial, political or other reasons, our funding costs may be adversely affected and our liquidity and our funding and lending activities may be constrained.

If our current sources of funding prove to be insufficient, we may be forced to seek alternative financing. The availability of such alternative financing, and the terms on which it may be available, will depend on a variety of factors, including prevailing market conditions, the availability of credit, our credit ratings and credit market capacity. Even if available, the cost of these alternatives may be more expensive or on unfavourable terms, which could adversely affect our results of operations, liquidity, capital resources and financial condition. There is no assurance that we will be able to obtain adequate funding and do so at acceptable prices, nor that we will be able to recover any additional costs.

If Westpac is unable to source appropriate funding, we may also be forced to reduce our lending or begin to sell liquid securities. Such actions may adversely impact our business, prospects, liquidity, capital resources, financial performance or financial condition.

Westpac enters into collateralised derivative obligations, which may require Westpac to post additional collateral based on movements in market rates, which have the potential to adversely affect Westpac’s liquidity.

For a more detailed description of liquidity risk, refer to the section ‘Liquidity Risk’ and Note 27 to the financial statements in our 2012 Annual Report.

Failure to maintain credit ratings could adversely affect our cost of funds, liquidity, competitive position and access to capital markets

Credit ratings are independent opinions on our creditworthiness. Our credit ratings affect the cost and availability of our funding from capital markets and other funding sources and they may be important to customers or counterparties when evaluating our products and services. Therefore, maintaining high quality credit ratings is important.

The credit ratings assigned to us by rating agencies are based on an evaluation of a number of factors, including our financial strength, structural considerations regarding the Australian financial system and the credit rating of the Australian Federal Government. A credit rating downgrade could be driven by the occurrence of one or more of the other risks identified in this section or by other events including changes to the methodologies used by the rating agencies to determine ratings.

Failure to maintain our current credit ratings could adversely affect our cost of funds and related margins, collateral requirements, liquidity, competitive position and our access to capital markets. The extent and nature of these impacts would depend on various factors, including the extent of any ratings change, whether our ratings differ among agencies (split ratings) and whether any ratings changes also impact our peers or the sector.

A systemic shock in relation to the Australian, New Zealand or other financial systems could have adverse consequences for Westpac or its customers or counterparties that would be difficult to predict and respond to

There is a risk that a major systemic shock could occur that causes an adverse impact on the Australian, New Zealand or other financial systems.

As outlined above, the financial services industry and capital markets have been, and may continue to be, adversely affected by continuing market volatility and the negative outlook for global economic conditions. There is an increased focus on the potential for sovereign debt defaults and/or significant bank failures in the 17 countries comprising the Eurozone which exacerbated these conditions. There can be no certainty that the market disruptions in the Eurozone, including the increased cost of funding for certain Eurozone governments, will not spread, nor can there be any assurance that future assistance packages will be available or sufficiently robust to address any further market contagion in the Eurozone or elsewhere. If the situation in the Eurozone worsens, there could be serious implications for the European Union and the euro, which, if destabilised, could result in currency fluctuations and operational disruptions that negatively impact the Group.

9

INTERIM FINANCIAL REPORT 2013

DIRECTORS’ REPORT

Any such market and economic disruptions could adversely affect financial institutions such as Westpac because consumer and business spending may decrease, unemployment may rise and demand for the products and services we provide may decline, thereby reducing our earnings. These conditions may also affect the ability of our borrowers to repay their loans or our counterparties to meet their obligations, causing us to incur higher credit losses. These events could also result in the undermining of confidence in the financial system, reducing liquidity and impairing our access to funding and impairing our customers and counterparties and their businesses. If this were to occur, our business, prospects, financial performance or financial condition could be adversely affected.

The nature and consequences of any such event are difficult to predict and there can be no certainty that we could respond effectively to any such event.

Declines in asset markets could adversely affect our operations or profitability

Declines in Australian, New Zealand or other asset markets, including equity, residential and commercial property and other asset markets, could adversely affect our operations and profitability.

Declining asset prices impact our wealth management business. Earnings in our wealth management business are, in part, dependent on asset values because we receive fees based on the value of securities and/or assets held or managed. A decline in asset prices could negatively impact the earnings of this business.

Declining asset prices could also impact customers and counterparties and the value of security we hold against loans and derivatives which may impact our ability to recover amounts owing to us if customers or counterparties were to default. It may also affect our level of provisioning which in turn impacts profitability.

Our business is substantially dependent on the Australian and New Zealand economies

Our revenues and earnings are dependent on economic activity and the level of financial services our customers require. In particular, lending is dependent on various factors including economic growth, business investment, levels of employment, interest rates and trade flows in the countries in which we operate.

We currently conduct the majority of our business in Australia and New Zealand and, consequently, our performance is influenced by the level and cyclical nature of lending in these countries. These factors are in turn impacted by both domestic and international economic conditions, natural disasters and political events. A significant decrease in the Australian and New Zealand housing markets or property valuations could adversely impact our home lending activities because the ability of our borrowers to repay their loans or counterparties to honour their obligations may be affected, causing us to incur higher credit losses, or the demand for our home lending products may decline.

Adverse changes to the economic and business conditions in Australia and New Zealand and other countries such as China, India and Japan, could also adversely affect the Australian economy and customers. In particular, due to the current relationship between Australia and China, particularly in the mining and resources sectors, a slowdown in China’s economic growth could negatively impact the Australian economy. Changes in economic conditions could in turn result in reduced demand for our products and services and affect the ability of our borrowers to repay their loans. If this were to occur, it could negatively impact our business, prospects, financial performance or financial condition.

An increase in defaults in credit exposures could adversely affect our liquidity, capital resources, financial performance or financial condition

Credit risk is a significant risk and arises primarily from our lending activities. The risk arises from the possibility that some customers and counterparties will be unable to honour their obligations to us, including the repayment of loans and interest. We hold collective and individually assessed provisions for these credit exposures. If economic conditions deteriorate, some customers and/or counterparties could experience higher levels of financial stress and we may experience a significant increase in defaults and write-offs, and be required to increase our provisioning. Such events would diminish available capital and could adversely affect our liquidity, capital resources, financial performance or financial condition.

Credit risk also arises from certain derivative contracts we enter into and from our dealings with, and holdings of, debt securities issued by other banks, financial institutions, companies, governments and government bodies the financial conditions of which may be impacted to varying degrees by economic conditions in global financial markets.

For a discussion of our risk management procedures, including the management of credit risk, refer to the ‘Risk management’ section and Note 27 to the financial statements in our 2012 Annual Report.

We face intense competition in all aspects of our business

The financial services industry is highly competitive. We compete, both domestically and internationally, with retail and commercial banks, asset managers, investment banking firms, brokerage firms, other financial service firms and businesses in other industries with emerging financial services aspirations. This includes specialist competitors that may not be subject to the same capital and regulatory requirements and therefore may be able to operate more efficiently.

If we are unable to compete effectively in our various businesses and markets, our market share may decline. Increased competition may also adversely affect us by diverting business to our competitors or creating pressure to lower margins.

Increased competition for deposits could also increase our cost of funding and lead us to access other types of funding. We rely on bank deposits to fund a significant portion of our balance sheet and deposits have been a relatively stable source of funding. We compete with banks and other financial services firms for such deposits. To the extent that we are not able to successfully compete for deposits, we would be forced to rely more heavily on more expensive or less stable forms of funding, or reduce lending.

We are also dependent on our ability to offer products and services that match evolving customer preferences. If we are not successful in developing or introducing new products and services or responding or adapting to changes in customer preferences and habits, we may lose customers to our competitors. This could adversely affect our business, prospects, financial performance or financial condition.

For more detail on how we address competitive pressures refer to the section ‘Competition’ in Section 1 in our 2012 Annual Report.

10

INTERIM FINANCIAL REPORT 2013
DIRECTORS’ REPORT

We could suffer losses due to market volatility

We are exposed to market risk as a consequence of our trading activities in financial markets and through the asset and liability management of our financial position. In our financial markets trading business, we are exposed to losses arising from adverse movements in levels and volatility of interest rates, foreign exchange rates, commodity prices, credit prices and equity prices. If we were to suffer substantial losses due to any market volatility it may adversely affect our business, prospects, liquidity, capital resources, financial performance or financial condition. For a discussion of our risk management procedures, including the management of market risk, refer to the ‘Risk management’ section in our 2012 Annual Report.

We could suffer losses due to technology failures

The reliability and security of our information and technology infrastructure and our customer databases are crucial in maintaining our banking applications and processes. There is a risk that these information and technology systems might fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control. As a major financial institution, Westpac is subject to the threat of cyberattacks by third parties which are intended to interrupt service to clients and customers or to obtain unauthorised access to customer data. While Westpac has systems and procedures in place to detect and respond to these instances, there is a risk that our security measures may prove inadequate or ineffective. Any failure of these systems could result in business interruption, loss of customers, theft of intellectual property and customer data, reputational damage and claims for compensation and regulatory investigations and penalties, which could adversely affect our business, prospects, financial performance, or financial condition.

Further, our ability to develop and deliver products and services to customers is dependent upon technology that requires periodic renewal. We are constantly managing technology projects including projects to consolidate duplicate technology platforms, simplify and enhance our technology and operations environment, improve productivity and provide for a better customer experience. This includes our current Strategic Investment Priorities (SIPs) program. Failure to implement these projects or manage associated change effectively could result in cost overruns, a failure to achieve anticipated productivity, operational instability, reputational damage or operating technology that could place us at a competitive disadvantage and may adversely affect our financial performance.

We could suffer losses due to operational risks

Operational risk is the risk of loss resulting from technology failure, inadequate or failed internal processes, people, systems or from external events. As a financial services organisation we are exposed to a variety of operational risks.

Our operations rely on the secure processing, storage and transmission of confidential and other information on our computer systems and networks, and the systems and networks of external suppliers. Although we implement significant measures to protect the security and confidentiality of our information, there is a risk that the computer systems, software and networks on which we rely may be subject to security breaches, unauthorised access, computer viruses, external attacks or internal breaches that could have an adverse security impact and compromise our confidential information or that of our customers and counterparts. Any such security breach could result in regulatory enforcement actions, reputational damage and reduced operational effectiveness. Such events could subsequently adversely affect our business, prospects, financial performance or financial condition.

We are also highly dependent on the conduct of our employees. We could, for example, be adversely affected in the event of human error, inadequate or failed processes or if an employee engages in fraudulent conduct. While we have policies and processes to minimise the risk of human error and employee misconduct, these policies and processes may not always be effective.

Fraudulent conduct can also emerge from external parties seeking to access the bank’s systems and customers’ accounts. If systems, procedures and protocols for managing and minimising fraud fail, or are ineffective, they could lead to loss which could adversely affect our business, prospects, reputation, financial performance, or financial condition.

Westpac relies on a number of suppliers, both in Australia and overseas, to provide services to it and its customers. Failure by these suppliers to deliver services as required could disrupt services and adversely impact Westpac’s operations, profitability or reputation.

Operational risks could impact on our operations or adversely affect demand for our products and services. Operational risks can directly impact our reputation and result in financial losses which would adversely affect our financial performance or financial condition.

For a discussion of our risk management procedures, including the management of operational risk, refer to the ‘Risk management’ section in our 2012 Annual Report.

We could suffer losses due to failures in risk management strategies

We have implemented risk management strategies and internal controls involving processes and procedures intended to identify, monitor and mitigate the risks to which we are subject, including liquidity risk, credit risk, market risk (including interest rate, foreign exchange and equity risk), compliance risk, conduct risk and operational risk; all of which comprise important elements of the Group’s reputational risk.

However, there are inherent limitations with any risk management framework as there may exist, or emerge in the future, risks that we have not anticipated or identified.

If any of our risk management processes and procedures prove ineffective or inadequate or are otherwise not appropriately implemented, we could suffer unexpected losses and reputational damage which could adversely affect our business, prospects, financial performance or financial condition.

For a discussion of our risk management procedures, refer to the ‘Risk management’ section in our 2012 Annual Report.

We could suffer losses due to environmental factors

We and our customers operate businesses and hold assets in a diverse range of geographical locations. Any significant environmental change or external event (including fire, storm, flood, earthquake or pandemic) in any of these locations has the potential to disrupt business activities, impact on our operations, damage property and otherwise affect the value of assets held in the affected locations and our ability to recover amounts owing to us. In addition, such an event could have an adverse impact on economic activity, consumer and investor confidence, or the levels of volatility in financial markets.

11

INTERIM FINANCIAL REPORT 2013
DIRECTORS’ REPORT

This risk of losses due to environmental factors is also relevant to our insurance business. The frequency and severity of external events such as natural disasters is difficult to predict and it is possible that the amounts we reserve for such events may not be adequate to cover actual claims that may arise, which could adversely affect our business, prospects, financial performance or financial condition.

Reputational damage could harm our business and prospects

Our ability to attract and retain customers and our prospects could be adversely affected if our reputation is damaged.

There are various potential sources of reputational damage including potential conflicts of interest, pricing policies, failing to comply with legal and regulatory requirements, ethical issues, engagements and conduct of external suppliers, failing to comply with money laundering laws, trade sanctions and counter-terrorism finance legislation or privacy laws, litigation, information security policies, improper sales and trading practices, failing to comply with personnel and supplier policies, improper conduct of companies in which we hold strategic investments, technology failures, security breaches and risk management failures. Our reputation could also be adversely affected by the actions of the financial services industry in general or from the actions of customers and counterparties.

Failure to appropriately address issues that could or do give rise to reputational risk could also impact the regulatory change agenda, give rise to additional legal risk, subject us to regulatory enforcement actions, fines and penalties, or remediation costs, or harm our reputation among customers, investors and the marketplace. This could lead to loss of business which could adversely affect our business, prospects, financial performance or financial condition.

We could suffer losses if we fail to syndicate or sell down underwritten securities

As a financial intermediary we underwrite listed and unlisted debt and equity securities. Underwriting activities include the development of solutions for corporate and institutional customers who need capital and investor customers who have an appetite for certain investment products. We may guarantee the pricing and placement of these facilities. We could suffer losses if we fail to syndicate or sell down our risk to other market participants. This risk is more pronounced in times of market volatility.

Certain strategic decisions may have adverse effects on our business

Westpac, at times, evaluates and may undertake strategic decisions which may include business expansion. The expansion, or integration of a new business, can be complex and costly and may require Westpac to comply with additional local or foreign regulatory requirements which may carry additional risks. These decisions may, for a variety of reasons, not deliver the anticipated positive business results and could have a negative impact on our business, prospects, engagement with regulators, financial performance or financial condition.

AUDITOR’S INDEPENDENCE DECLARATION

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 14 and forms part of this report.

ROUNDING OF AMOUNTS

ASIC Class Order 98/100 applies to Westpac and in accordance with that Class Order all amounts have been rounded to the nearest million dollars unless otherwise stated.

12

INTERIM FINANCIAL REPORT 2013
DIRECTORS’ REPORT

RESPONSIBILITY STATEMENT

The Directors of Westpac Banking Corporation confirm that to the best of their knowledge:

(i)             the condensed set of financial statements have been prepared in accordance with AASB 134 Interim Financial Reporting and are in compliance with IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board; and

(ii)          the Directors’ Report includes a fair review of the information required by the Disclosure and Transparency Rules 4.2.7R of the United Kingdom Financial Conduct Authority.

Signed in accordance with a resolution of the Board of Directors.

Lindsay Maxsted Chairman	Gail Kelly Managing Director and Chief Executive Officer

Sydney, Australia
3 May 2013

13

INTERIM FINANCIAL REPORT 2013
DIRECTORS’ REPORT

AUDITOR’S INDEPENDENCE DECLARATION

As lead auditor for the review of Westpac Banking Corporation for the half year ended 31 March 2013, I declare that to the best of my knowledge and belief, there have been:

(i)     no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii)     no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Westpac Banking Corporation and the entities it controlled during the period.

Michael Codling Partner PricewaterhouseCoopers	Sydney, Australia 3 May 2013

PricewaterhouseCoopers, ABN 52 780 433 757

Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171

DX 77 Sydney, Australia

T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

14

INTERIM FINANCIAL REPORT 2013
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT for the half year ended 31 March 2013

Westpac Banking Corporation and its controlled entities

		Half Year Ended
		31 March	30 September	31 March
		2013	2012	2012
	Note	$m	$m	$m
Interest income		16,864	17,925	18,948
Interest expense		(10,572)	(11,608)	(12,763)
Net interest income		6,292	6,317	6,185
Non-interest income	2	2,878	2,834	2,647
Net operating income before operating expenses and impairment charges		9,170	9,151	8,832
Operating expenses	3	(3,909)	(4,013)	(3,896)
Impairment charges		(438)	(604)	(608)
Profit before income tax		4,823	4,534	4,328
Income tax expense	4	(1,484)	(1,499)	(1,327)
Net profit for the period		3,339	3,035	3,001
Net profit attributable to non-controlling interests		(35)	(32)	(34)
Net profit attributable to owners of Westpac Banking Corporation		3,304	3,003	2,967
Earnings per share (cents)
Basic	6	107.0	98.1	97.8
Diluted	6	104.7	95.5	94.5

The above consolidated income statement should be read in conjunction with the accompanying notes.

15

INTERIM FINANCIAL REPORT 2013
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME for the half year ended 31 March 2013

Westpac Banking Corporation and its controlled entities

	Half Year Ended
	31 March	30 September	31 March
	2013	2012	2012
	$m	$m	$m
Net profit for the period	3,339	3,035	3,001
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
Gains/(losses) on available-for-sale securities:
Recognised in equity	(40)	79	60
Transferred to income statement	(28)	(65)	(62)
Gains/(losses) on cash flow hedging instruments recognised in equity	(451)	344	175
Exchange differences on translation of foreign operations	(15)	(3)	(61)
Income tax on items taken directly to or transferred directly from equity:
Available-for-sale securities reserve	22	(5)	4
Cash flow hedging reserve	136	(102)	(58)
Foreign currency translation reserve	-	-	4
Items that will not be reclassified subsequently to profit or loss
Defined benefit obligation actuarial gains/(losses) recognised in equity (net of tax)	87	24	(1)
Other comprehensive income for the period (net of tax)	(289)	272	61
Total comprehensive income for the period	3,050	3,307	3,062
Attributable to:
Owners of Westpac Banking Corporation	3,015	3,275	3,028
Non-controlling interests	35	32	34
Total comprehensive income for the period	3,050	3,307	3,062

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

16

INTERIM FINANCIAL REPORT 2013
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET as at 31 March 2013

Westpac Banking Corporation and its controlled entities

			As At
		31 March	30 September	31 March
		2013	2012	2012
	Note	$m	$m	$m
Assets
Cash and balances with central banks		6,600	12,523	11,462
Receivables due from other financial institutions		12,580	10,228	6,662
Derivative financial instruments		29,323	35,489	30,641
Trading securities		46,346	44,603	45,275
Other financial assets designated at fair value		2,543	2,664	2,815
Available-for-sale securities		27,775	24,472	21,085
Loans – housing and personal		371,880	365,221	358,453
Loans – business		149,250	149,224	147,671
Life insurance assets		8,508	8,240	8,147
Regulatory deposits with central banks overseas		1,529	1,893	1,477
Deferred tax assets		1,873	2,176	2,243
Goodwill and other intangible assets		12,108	12,134	12,124
Property, plant and equipment		1,084	1,137	1,132
Other assets		6,110	4,961	4,745
Total assets		677,509	674,965	653,932
Liabilities
Payables due to other financial institutions		8,043	7,564	9,019
Deposits		403,406	394,991	377,458
Derivative financial instruments		34,081	38,935	31,358
Trading liabilities and other financial liabilities designated at fair value		8,833	9,964	6,205
Debt issues		144,198	147,581	157,290
Acceptances		105	266	286
Current tax liabilities		523	1,022	486
Deferred tax liabilities		22	33	37
Life insurance liabilities		7,407	7,208	7,196
Provisions		1,391	1,935	1,557
Other liabilities		11,426	9,710	9,809
Total liabilities excluding loan capital		619,435	619,209	600,701
Loan capital		10,880	9,537	8,356
Total liabilities		630,315	628,746	609,057
Net assets		47,194	46,219	44,875
Shareholders’ equity
Share capital:
Ordinary share capital		26,879	26,355	25,833
Treasury shares and RSP treasury shares		(254)	(192)	(178)
Reserves		657	958	641
Retained profits		17,935	17,128	16,602
Total equity attributable to owners of Westpac Banking Corporation		45,217	44,249	42,898
Non-controlling interests		1,977	1,970	1,977
Total shareholders’ equity and non-controlling interests		47,194	46,219	44,875
Contingent liabilities, contingent assets and credit commitments	9

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

17

INTERIM FINANCIAL REPORT 2013
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY for the half year ended 31 March 2013

Westpac Banking Corporation and its controlled entities

	Half Year Ended
		31 March	30 September	31 March
		2013	2012	2012
	Note	$m	$m	$m
Share capital
Balance as at beginning of period		26,163	25,655	25,269
Shares issued:
Dividend reinvestment plan	7	531	505	368
Option and share right schemes	7	50	17	9
Shares purchased for delivery upon exercise of options and share rights (net of tax)		(57)	-	-
Acquisition of RSP treasury shares		(68)	(7)	(1)
Disposal/(acquisition) of other treasury shares		6	(7)	10
Balance as at period end		26,625	26,163	25,655
Available-for-sale securities reserve
Balance as at beginning of period		44	33	31
Current period movement due to changes in other comprehensive income:
Net gains/(losses) from changes in fair value		(40)	79	60
Exchange differences		-	2	-
Income tax effect		13	(27)	(12)
Transferred to income statements		(28)	(65)	(62)
Income tax effect		9	22	16
Balance as at period end		(2)	44	33
Share-based payment reserve
Balance as at beginning of period		790	729	648
Current period movement due to transactions with employees		78	61	81
Balance as at period end		868	790	729
Cash flow hedging reserve
Balance as at beginning of period		471	229	112
Current period movement due to changes in other comprehensive income:
Net gains/(losses) from changes in fair value		(451)	344	175
Income tax effect		136	(102)	(58)
Balance as at period end		156	471	229
Foreign currency translation reserve
Balance as at beginning of period		(354)	(351)	(294)
Current period movement due to changes in other comprehensive income:
Exchange differences on translation of foreign operations		(15)	(3)	(61)
Tax on foreign currency translation adjustment		-	-	4
Balance as at period end		(369)	(354)	(351)
Other reserves
Balance as at beginning of period		7	1	1
Transactions with owners		(3)	6	-
Balance as at period end		4	7	1
Total reserves		657	958	641
Movements in retained profits were as follows
Balance as at beginning of period		17,128	16,602	16,059
Current period movement due to changes in comprehensive income:
Actuarial gains/(losses) on defined benefit obligations (net of tax)		87	24	(1)
Profit attributable to owners of Westpac Banking Corporation		3,304	3,003	2,967
Transactions with owners:
Final dividend paid	5	(2,584)	-	(2,423)
Interim dividend paid	5	-	(2,501)	-
Balance as at period end		17,935	17,128	16,602
Total comprehensive income attributable to non-controlling interests		35	32	34
Total comprehensive income attributable to owners of Westpac Banking Corporation		3,015	3,275	3,028
Total comprehensive income for the period		3,050	3,307	3,062

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

18

INTERIM FINANCIAL REPORT 2013
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED CASH FLOW STATEMENT for the half year ended 31 March 2013

Westpac Banking Corporation and its controlled entities

	Half Year Ended
		31 March	30 September	31 March
		2013	2012	2012
	Note	$m	$m	$m
Cash flows from operating activities
Interest received		16,738	18,111	18,855
Interest paid		(10,755)	(11,845)	(12,472)
Dividends received excluding life business		4	5	7
Other non-interest income received		3,388	515	3,188
Operating expenses paid		(3,062)	(2,724)	(2,922)
Net (purchases)/sales of trading and fair value assets		(941)	1,175	3,096
Net (sales)/purchases in trading and fair value liabilities		(1,135)	3,757	(3,602)
Net (payments)/receipts relating to derivative financial instruments		(1,314)	2,635	2,378
Income tax paid excluding life business		(1,509)	(902)	(995)
Life business:
Receipts from policyholders and customers		850	1,029	760
Interest and other items of similar nature		22	21	20
Dividends received		109	218	169
Payments to policyholders and suppliers		(889)	(1,023)	(875)
Income tax paid		(37)	(24)	(71)
Net cash provided by/(used in) operating activities	10	1,469	10,948	7,536
Cash flows from investing activities
Proceeds from sale/maturity of available-for-sale securities		3,035	1,843	1,808
Purchase of available-for-sale securities		(7,123)	(4,054)	(4,729)
Net (increase)/decrease in:
Receivables due from other financial institutions		(2,364)	(3,801)	1,383
Loans		(6,874)	(8,381)	(10,512)
Life insurance assets and liabilities		(211)	(26)	(6)
Regulatory deposits with central banks overseas		369	(425)	162
Other assets		634	641	(473)
Purchase of intangible assets		(286)	(322)	(281)
Purchase of property, plant and equipment		(78)	(144)	(108)
Proceeds from disposal of property, plant and equipment		6	7	-
Purchase of controlled entity, net of cash acquired		-	-	(270)
Net cash used in investing activities		(12,892)	(14,662)	(13,026)
Cash flows from financing activities
Issue of loan capital (net of issue costs)		1,366	2,449	1,675
Redemption of loan capital		-	(1,284)	(1,347)
Proceeds from exercise of employee options		50	16	9
Purchase of shares on exercise of employee options and rights		(60)	1	(1)
Net increase/(decrease) in:
Payables due to other financial institutions		463	(1,551)	(5,256)
Deposits		8,162	17,213	9,168
Debt issues and acceptances		(992)	(9,518)	(437)
Other liabilities and provisions		(945)	(476)	(599)
Purchase of RSP treasury shares		(68)	(7)	(1)
Net sale/(purchase) of other treasury shares		6	(7)	10
Payment of dividends		(2,053)	(1,995)	(2,055)
Payment of distributions to non-controlling interests		(28)	(33)	(39)
Net cash provided by financing activities		5,901	4,808	1,127
Net (decrease)/increase in cash and cash equivalents		(5,522)	1,094	(4,363)
Effect of exchange rate changes on cash and cash equivalents		(401)	(33)	(433)
Cash and cash equivalents as at the beginning of the period		12,523	11,462	16,258
Cash and cash equivalents as at the end of the period		6,600	12,523	11,462

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

Details of the reconciliation of net cash provided by operating activities to net profit attributable to owners of Westpac Banking Corporation are provided in Note 10.

19

INTERIM FINANCIAL REPORT 2013
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PREPARATION OF INTERIM FINANCIAL REPORT

This general purpose interim financial report for the half year ended 31 March 2013 has been prepared in accordance with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

The interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this interim report is to be read in conjunction with the annual report for the year ended 30 September 2012 and any relevant public announcements made by Westpac during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001 and the ASX Listing Rules.

The interim financial report complies with current Australian Accounting Standards, which include the Australian equivalents to International Financial Reporting Standards (A-IFRS) as they relate to interim financial reports.

The accounting policies and methods of computation adopted in this interim financial report are the same as those in the previous financial year and corresponding interim reporting period, unless specifically noted. Comparative information has been revised where appropriate to enhance comparability.

The interim financial report also complies with International Accounting Standard IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board.

The interim financial report was authorised for issue by the Board of Directors on 3 May 2013.

ASIC Class Order 98/100 applies to Westpac, and in accordance with that Class Order all amounts have been rounded to the nearest million dollars unless otherwise stated.

Changes in accounting policies

As a result of the new and revised accounting standards which became operative for the annual reporting period commencing 1 October 2012, the following standards, interpretations and amendments have been adopted in the 2013 financial year and have been assessed as not having a material impact on the Group:

AASB 2011-9 Amendments to Australian Accounting Standards – Presentation of Items of Other Comprehensive Income requires the items in other comprehensive income to be grouped on the basis of whether they might be reclassified subsequently to profit and loss and those that will not.

Future developments in accounting policies

The following new standards and interpretations which may have a material impact on the Group have been issued, but are not yet effective and have not been early adopted by the Group:

AASB 9 Financial Instruments (Part 1: Classification and Measurement) was issued by the Australian Accounting Standards Board in December 2009. If the standard is not early adopted it will be effective for the 30 September 2016 financial year end. The major changes under the standard are:

■        AASB 9 Financial Instruments replaces the multiple classification and measurement models in AASB 139 Financial Instruments: Recognition and Measurement with a single model that has two classification categories: amortised cost and fair value;

■        a financial asset is measured at amortised cost if two criteria are met: a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows, and b) the contractual cash flows under the instrument solely represent the payment of principal and interest;

■        if a financial asset is eligible for amortised cost measurement, an entity can elect to measure it at fair value if it eliminates or significantly reduces an accounting mismatch;

■        there will be no separation of an embedded derivative where the instrument is a financial asset;

■        equity instruments must be measured at fair value however, an entity can elect on initial recognition to present the fair value changes on an equity investment directly in other comprehensive income. There is no subsequent recycling of fair value gains and losses to profit or loss; however dividends from such investments will continue to be recognised in profit or loss;

■        if an entity holds an investment in asset-backed securities (ABS) it must determine the classification of that investment by looking through to the underlying assets and assess the credit quality of the investment compared with the underlying portfolio of assets. If an entity is unable to look through to the underlying assets, then the investment must be measured at fair value; and

■        the portion of a change of fair value to the entity’s own credit risk for financial liabilities measured at fair value utilising the fair value option is presented in other comprehensive income, except when that would create an accounting mismatch. If such a mismatch would be created or enlarged, the entity is required to present all changes in fair value (including the effects of changes in the credit risk of the liability) in profit or loss.

20

INTERIM FINANCIAL REPORT 2013
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PREPARATION OF INTERIM FINANCIAL REPORT (CONTINUED)

As a result of the issuance and reissuance of AASB 9, two further standards have been issued by the AASB which give effect to consequential changes to a number of Australian Accounting Standards and Interpretations. These standards are AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 which was issued in December 2009 and AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010) which was issued in December 2010. These standards will be applicable when AASB 9 is adopted by the Group.

AASB 9 will impact the classification and measurement of the Group’s financial instruments when adopted.

AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements was issued in July 2011 and will be effective for the 30 September 2014 financial year end. The amendments remove all the individual key management personnel (KMP) disclosures in AASB 124 Related Party Disclosures that were specific to Australian entities. The amendments are expected to simplify the Group’s related party disclosures.

AASB 10 Consolidated Financial Statements and AASB 12 Disclosure of Interests in Other Entities were issued in August 2011 and will be effective for the 30 September 2014 financial year end. The new consolidation standard changes the definition of control and requires that it be applied to all entities to determine whether control exists. The new definition focuses on the need for both power and exposure to variability of returns in order for control to be present and the new disclosure standard increases the disclosure requirements for both consolidated and unconsolidated entities. The new standards are not expected to have a material impact on the Group.

AASB 13 Fair Value Measurement was issued in September 2011 and will be effective for the 30 September 2014 financial year end. The new standard replaces existing guidance on fair value measurement in several standards with a single, unified definition of fair value and a framework for measuring and disclosing fair values. AASB 13 applies to all assets and liabilities measured at fair value, not just financial instruments. The new standard is not expected to have a material impact on the Group.

A revised AASB 119 Employee Benefits was issued in September 2011 and will be effective for the 30 September 2014 financial year end. The amendments require entities to account immediately, in retained earnings, for all estimated changes in the cost of providing these benefits and all changes in the value of plan assets (often referred to as the removal of ‘corridor method’). The amendments also contain a new presentation approach that clearly distinguishes the different components of the cost of these benefits. Minimal impact is expected as a result of both these changes as the Group’s current accounting and presentation treatment is in line with the new amendments. Two areas of impact will be the change in the measurement of pension expense and additional disclosures to provide clearer information about the risks arising from defined benefits plans.

AASB 2012-2 Amendments to Australian accounting Standards – Disclosures – Offsetting Financial Assets and Financial Liabilities was issued in June 2012 and will be effective for the 30 September 2014 financial year end. The amendment requires disclosure of information that will enable users to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with recognised financial assets and liabilities on the Group’s financial position. The amendment is expected to result in additional disclosures.

AASB 2012-3 Amendments to Australian accounting Standards – Offsetting Financial Assets and Financial Liabilities was issued in June 2012 and will be effective for the 30 September 2015 financial year end. The amendment provides application guidance to addressing inconsistencies applied to offsetting criteria provided in AASB 132 Financial Instruments: Presentation, including clarifying the meaning of current legal enforceable right of set-off and that some gross settlement systems may be considered as the equivalent to net settlement. The amendment is not expected to have a material impact on the Group.

NOTE 2. NON-INTEREST INCOME

	Half Year Ended
	31 March	30 September	31 March
	2013	2012	2012
	$m	$m	$m
Fees and commissions	1,330	1,321	1,309
Wealth management and insurance income	918	994	797
Trading income	517	444	406
Other income	113	75	135
Non-interest income	2,878	2,834	2,647

NOTE 3. OPERATING EXPENSES

	Half Year Ended
	31 March	30 September	31 March
	2013	2012	2012
	$m	$m	$m
Salaries and other staff expenses	2,136	2,087	2,171
Equipment and occupancy expenses	660	664	614
Other expenses	1,113	1,262	1,111
Operating expenses	3,909	4,013	3,896

21

INTERIM FINANCIAL REPORT 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. INCOME TAX

The income tax expense for the half year is reconciled to the profit before income tax as follows:

	Half Year Ended
	31 March	30 September	31 March
	2013	2012	2012
	$m	$m	$m
Profit before income tax	4,823	4,534	4,328
Prima facie income tax based on the Australian company tax rate of 30%	1,447	1,361	1,298
The effect of amounts which are not deductible/(assessable) in calculating taxable income
Change in tax rate[1]	-	-	1
Rebateable and exempt dividends	-	-	(1)
Life insurance:
Tax adjustment on policy holders earnings[2]	13	2	6
Adjustment for life business tax rates	(5)	(3)	(3)
Hybrid capital distributions	9	10	-
Other non-assessable items	(12)	(19)	(10)
Other non-deductible items	25	27	26
Adjustment for overseas tax rates	(5)	9	(6)
Income tax under/(over) provided in prior years	3	(5)	(5)
TOFA tax consolidation adjustment[3]	-	165	-
Other items	9	(48)	21
Total income tax expense in the income statement	1,484	1,499	1,327

1                 During 2012 the company tax rates in the UK and Fiji reduced from 26% to 24%, and 28% to 20% respectively. The impact of these changes has been taken into account in the measurement of deferred tax at the end of the reporting period.

2                 In accordance with the requirements of AASB 1038, tax expense for 31 March 2013 includes a $19 million tax expense on policyholders’ investment earnings (30 September 2012: $3 million tax expense, 31 March 2012: $9 million tax expense) of which $6 million is a prima facie tax expense (30 September 2012: $1 million tax expense, 31 March 2012: $3 million tax expense) and the balance of $13 million tax expense (30 September 2012: $2 million tax expense, 31 March 2012: $6 million tax expense) is shown here.

3                 Legislation that included retrospective amendments to the income tax law as it applies to Taxation of Financial Arrangements (TOFA) and tax consolidated groups was introduced during the 2012 financial year. The amendments had an adverse application to certain liabilities that were consolidated as part of the St.George merger. This gave rise to an additional income tax expense of $165 million for the half year ended 30 September 2012.

NOTE 5. DIVIDENDS

	Half Year Ended
	31 March	30 September	31 March
	2013	2012	2012
	$m	$m	$m
Recognised amounts
Ordinary dividends
2012 final dividend paid 84 cents per share (2011: 80 cents per share) both fully franked at 30%	2,584	-	2,423
2012 interim dividend paid 82 cents per share fully franked at 30%	-	2,501	-
Total ordinary dividends	2,584	2,501	2,423
Unrecognised amounts
Since the end of the period the directors have recommended the payment of the following dividends on ordinary shares:
Ordinary dividends 86 cents per share (30 September 2012: 84 cents per share, 31 March 2012: 82 cents per share) all fully franked at 30%	2,664	2,584	2,501
Special dividend 10 cents per share fully franked at 30% (30 September 2012: nil, 31 March 2012: nil)	310	-	-
Total unrecognised amounts	2,974	2,584	2,501

22

INTERIM FINANCIAL REPORT 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the net profit attributable to owners of Westpac by the weighted average number of ordinary shares on issue during the period, excluding the number of ordinary shares purchased by the Group and held as Treasury shares. Diluted earnings per share is calculated by adjusting the earnings and the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

	Half Year Ended
	31 March		30 September		31 March
	2013		2012		2012
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Reconciliation of earnings used in the calculation of earnings per ordinary share ($m)
Net profit attributable to owners of Westpac Banking Corporation	3,304	3,304	3,003	3,003	2,967	2,967
RSP treasury shares distributions[1]	(5)	-	(7)	-	(4)	-
2004 TPS distributions	-	9	-	9	-	9
2007 convertible notes distributions	-	-	-	2	-	15
Westpac SPS distributions	-	14	-	16	-	18
Westpac SPS II distributions	-	15	-	17	-	19
Westpac CPS dividends	-	27	-	32	-	1
Westpac CN dividends	-	4	-	-	-	-
Net profit attributable to owners of Westpac Banking Corporation adjusted for the effect of dilution	3,299	3,373	2,996	3,079	2,963	3,029
Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares	3,096	3,096	3,067	3,067	3,044	3,044
Effect of own shares held	(13)	(13)	(13)	(13)	(13)	(13)
Potential dilutive adjustment:
Exercise of options and share rights and vesting of restricted shares	-	13	-	13	-	7
Conversion of 2004 TPS	-	16	-	22	-	24
Conversion of 2007 convertible notes	-	-	-	4	-	49
Conversion of Westpac SPS	-	34	-	43	-	50
Conversion of Westpac SPS II	-	30	-	38	-	43
Conversion of Westpac CPS	-	39	-	50	-	2
Conversion of Westpac CN	-	6	-	-	-	-
Total weighted average number of ordinary shares	3,083	3,221	3,054	3,224	3,031	3,206
Earnings per ordinary share (cents)	107.0	104.7	98.1	95.5	97.8	94.5

1              While the equity granted to employees remains unvested, RSP treasury shares are deducted from ordinary shares on issue in arriving at the weighted average number of ordinary shares outstanding. Despite the shares being unvested, employees are entitled to dividends and to voting rights on the shares. Consequently, a portion of the profit for the period is allocated to RSP treasury shares to arrive at earnings attributed to ordinary shareholders.

During the half year ended 31 March 2013, 3,273,917 (30 September 2012: 1,266,280; 31 March 2012: 880,125) options and share rights were converted to ordinary shares. At 31 March 2013, 11,979,065 (30 September 2012: 13,724,903; 31 March 2012: 15,484,564) options and share rights were outstanding. The diluted earnings per share calculation includes that portion of these options and share rights assumed to be issued for nil consideration, weighted with reference to the date of conversion.

In determining diluted earnings per share, options with an exercise price (including the grant date fair value that will be expensed in future periods) greater than the average Westpac share price over the period have not been included, as these are not considered dilutive.

Westpac Capital Notes (Westpac CN)

On 8 March 2013, Westpac issued 13,835,690 Westpac Capital Notes (Westpac CN) for $100 each. Westpac CN are fully paid, non-cumulative, convertible, transferable, redeemable, subordinated, perpetual, unsecured notes issued by Westpac. As Westpac CN are convertible into ordinary shares on the scheduled conversion date or under certain circumstances, any dilutive impact must be considered. For the half year ended 31 March 2013 Westpac CN were dilutive. Westpac CN were weighted for the proportion of the period the instrument was on issue.

Westpac CN have not been included in the determination of basic earnings per share.

23

INTERIM FINANCIAL REPORT 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7. SHARE CAPITAL

The total number of ordinary shares on issue as at 31 March 2013 by Westpac Banking Corporation was 3,103,729,084 (30 September 2012: 3,080,192,894; 31 March 2012: 3,054,149,200), of which 8,101,252 ordinary shares are Restricted Share Plan (RSP) treasury shares (30 September 2012: 8,697,511; 31 March 2012: 8,541,326) and 5,473,393 ordinary shares are other treasury shares (30 September 2012: 5,699,912; 31 March 2012: 5,498,360).

During the half year ended 31 March 2013, 23,536,190 ordinary shares were issued:

▪          to equity holders in relation to the Dividend Reinvestment Plan (DRP), 21,372,496 ordinary shares at a price of $24.86;

▪          to eligible staff under the Employee Share Plan (ESP), 1,052,610 ordinary shares issued for nil consideration;

▪          to eligible executives and senior management under the Westpac Performance Plan (WPP) upon the exercise of options, 324,906 ordinary shares at an average exercise price of $18.21 and upon the exercise of share rights, 159,244 ordinary shares for nil consideration; and

▪          to eligible employees upon exercise of performance options under the Westpac Reward Plan (WRP), 30,255 ordinary shares at an average exercise price of $23.40 and upon exercise of share rights, 596,679 ordinary shares for nil consideration.

During the half year ended 31 March 2013, 4,773,723 ordinary shares were purchased on market:

▪          2,612,217 ordinary shares at an average price of $25.94 and allocated to employees under the RSP for nil consideration;

▪          807,983 ordinary shares at an average price of $28.01 and delivered to employees upon the exercise of performance options under the WPP at an average exercise price of $20.99;

▪          131,047 ordinary shares at an average price of $26.66 and delivered to employees upon the exercise of performance share rights under the WPP for nil consideration;

▪          358,271 ordinary shares at an average price of $28.16 and delivered to employees upon the exercise of performance options under the WRP at an average exercise price of $23.40;

▪          1,025 ordinary shares at an average price of $27.96 and delivered to employees upon the exercise of performance share rights under the WRP for nil consideration; and

▪          863,180 ordinary shares at an average price of $28.03 and delivered to former CEO upon the exercise of performance options under the Chief Executive Performance Plan (CEOPP) at an average exercise price of $20.43.

NOTE 8. GROUP SEGMENT INFORMATION

The accounting standard AASB 8 Operating Segments requires segment results to be presented on a basis that is consistent with information provided internally to Westpac’s key decision makers.

In assessing financial performance, including divisional results, the Westpac Group uses a measure of performance referred to as ‘Cash Earnings’.

Cash Earnings is not a measure of cash flow or net profit determined on a cash accounting basis, as it includes non-cash items reflected in net profit determined in accordance with A-IFRS. The specific adjustments include both cash and non-cash items. Cash Earnings, as calculated by Westpac, is viewed as a measure of the level of profit that is generated by ongoing operations and is expected to be available over the long term for distribution to shareholders.

Management believes this allows the Group to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies.

Three categories of adjustments are made to statutory results to determine Cash Earnings:

▪          material items that key decision makers at Westpac believe do not reflect ongoing operations;

▪          items that are not considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging impacts; and

▪          accounting reclassifications between individual line items that do not impact statutory results, such as policy holder tax recoveries1.

The basis of segment reporting reflects the management of the business, rather than the legal structure of the Group. The operating segment results have been presented on a management reporting basis and consequently internal charges and transfer pricing adjustments have been reflected in the performance of each operating segment. Inter-segment pricing is determined on an arm’s length basis.

1       Policy holder tax recoveries – income and tax amounts that are grossed up to comply with the A-IFRS accounting standard covering Life Insurance Business (policy holder tax recoveries) are reversed in deriving income and taxation expense on a Cash Earnings basis.

24

INTERIM FINANCIAL REPORT 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. GROUP SEGMENT INFORMATION (CONTINUED)

Reportable operating segments

The operating segments are defined by the customers they service and the services they provide:

▪          Australian Financial Services (AFS) is responsible for the Westpac Group’s Australian retail banking, business banking and wealth operations. It incorporates the operations of:

–         Westpac Retail & Business Banking (Westpac RBB), which is responsible for sales and service for our consumer, small-to-medium enterprise customers and commercial customers in Australia under the Westpac brand;

–         St.George Banking Group (St.George), which is responsible for sales and service for our consumer, business and corporate customers in Australia under the St.George, BankSA, Bank of Melbourne and RAMS1 brands; and

–         BT Financial Group (Australia) (BTFG), which is Westpac’s Australian wealth management business. Its operations include funds management and insurance solutions. BTFG’s brands include Advance Asset Management, Ascalon, Asgard, BT, BT Investment Management (BTIM)2, BT Select, Licensee Select, Magnitude, Securitor, and the advice, private banking and insurance operations of Bank of Melbourne, BankSA, St.George and Westpac.

▪          Westpac Institutional Bank (WIB) delivers a broad range of financial services to commercial, corporate, institutional and government customers with connections to Australia and New Zealand. Customers are supported through branches and subsidiaries located in Australia, New Zealand, US, UK and Asia; and

▪          Westpac New Zealand is responsible for sales and service of banking, wealth and insurance products for consumers, business and institutional customers in New Zealand. Banking products are provided under the Westpac and Westpac Institutional brands while insurance and wealth products are provided by Westpac Life and BT brands respectively.

Other Divisions in the Group include:

▪          Westpac Pacific, which provides banking services for retail and business customers in seven Pacific Island Nations;

▪          Treasury, which is primarily focused on the management of the Group’s interest rate risk and funding requirements by managing the mismatch between Group assets and liabilities;

▪          Group Services, which encompasses technology, banking operations, compliance, legal and property services;

▪          Core Support, which comprises certain functions performed centrally including finance, risk and human resources; and

▪          Group items, including earnings on capital not allocated to divisions, accounting entries for certain intra-group transactions that facilitate the presentation of the performance of our operating segments, earnings from non core asset sales and certain other head office items such as centrally raised provisions.

The tables below present the segment results on a Cash Earnings basis:

				Half Year Ended
				31 March 2013
	Westpac		BT
	Retail and	St.George	Financial		Westpac	Westpac
	Business	Banking	Group		Institutional	New	Other
	Banking	Group	(Australia)	AFS	Bank	Zealand	Divisions	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	2,783	1,577	205	4,565	821	633	426	6,445
Non-interest income	618	268	900	1,786	826	179	119	2,910
Net operating income before operating expenses and impairment charges	3,401	1,845	1,105	6,351	1,647	812	545	9,355
Operating expenses	(1,565)	(699)	(598)	(2,862)	(527)	(344)	(67)	(3,800)
Impairment charges	(244)	(122)	-	(366)	43	(54)	(61)	(438)
Profit before income tax	1,592	1,024	507	3,123	1,163	414	417	5,117
Income tax expense	(476)	(309)	(154)	(939)	(350)	(115)	(152)	(1,556)
Profit attributable to non-controlling interests	-	-	(8)	(8)	-	(1)	(27)	(36)
Cash Earnings for the period	1,116	715	345	2,176	813	298	238	3,525
Net Cash Earnings adjustments	-	(64)	(11)	(75)	-	-	(146)	(221)
Net profit for the period attributable to owners of Westpac Banking Corporation	1,116	651	334	2,101	813	298	92	3,304
Total assets	257,521	156,913	27,294	441,728	95,493	54,909	85,379	677,509
Total liabilities	158,670	85,843	29,585	274,098	109,170	47,162	199,885	630,315

1        RAMS is a financial services group specialising in mortgages and online deposits.

2        BTIM is 63% owned by the Westpac Group and consolidated in BTFG’s Funds Management business.

25

INTERIM FINANCIAL REPORT 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. GROUP SEGMENT INFORMATION (CONTINUED)

				Half Year Ended
				30 September 2012
	Westpac		BT
	Retail and	St.George	Financial		Westpac	Westpac
	Business	Banking	Group		Institutional	New	Other
	Banking	Group	(Australia)	AFS	Bank	Zealand	Divisions	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	2,687	1,522	215	4,424	825	623	468	6,340
Non-interest income	603	285	874	1,762	781	171	136	2,850
Net operating income before operating expenses and impairment charges	3,290	1,807	1,089	6,186	1,606	794	604	9,190
Operating expenses	(1,530)	(678)	(588)	(2,796)	(507)	(332)	(89)	(3,724)
Impairment charges	(211)	(193)	5	(399)	(62)	(72)	(71)	(604)
Profit before income tax	1,549	936	506	2,991	1,037	390	444	4,862
Income tax expense	(436)	(279)	(150)	(865)	(298)	(107)	(155)	(1,425)
Profit attributable to non-controlling interests	-	-	(4)	(4)	-	(2)	(28)	(34)
Cash Earnings for the period	1,113	657	352	2,122	739	281	261	3,403
Net Cash Earnings adjustments	-	(65)	(12)	(77)	-	-	(323)	(400)
Net profit for the period attributable to owners of Westpac Banking Corporation	1,113	592	340	2,045	739	281	(62)	3,003
Total assets	255,268	154,642	26,871	436,781	97,823	48,648	91,713	674,965
Total liabilities	159,120	82,421	28,554	270,095	110,389	33,970	214,292	628,746

				Half Year Ended
				31 March 2012¹
	Westpac		BT
	Retail and	St.George	Financial		Westpac	Westpac
	Business	Banking	Group		Institutional	New	Other
	Banking	Group	(Australia)	AFS	Bank	Zealand	Divisions	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	2,617	1,444	209	4,270	881	601	471	6,223
Non-interest income	581	280	776	1,637	703	165	158	2,663
Net operating income before operating expenses and impairment charges	3,198	1,724	985	5,907	1,584	766	629	8,886
Operating expenses	(1,549)	(663)	(545)	(2,757)	(480)	(321)	(97)	(3,655)
Impairment charges	(218)	(240)	(6)	(464)	(65)	(76)	(3)	(608)
Profit before income tax	1,431	821	434	2,686	1,039	369	529	4,623
Income tax expense	(430)	(247)	(129)	(806)	(305)	(101)	(181)	(1,393)
Profit attributable to non-controlling interests	-	-	(4)	(4)	-	(1)	(30)	(35)
Cash Earnings for the period	1,001	574	301	1,876	734	267	318	3,195
Net Cash Earnings adjustments	-	(64)	(10)	(74)	-	-	(154)	(228)
Net profit for the period attributable to owners of Westpac Banking Corporation	1,001	510	291	1,802	734	267	164	2,967
Total assets	251,633	150,948	26,650	429,231	89,568	47,087	88,046	653,932
Total liabilities	150,906	75,895	28,144	254,945	88,269	31,757	234,086	609,057

1              In the second half of the 2012 financial year, the Group updated its approach to capital allocation and transfer pricing to better align the Group’s economic capital and pricing approaches to new regulatory requirements and to reflect changes in funding markets. The 31 March 2012 comparatives have been revised for these changes. Refer to the 2012 Annual Report for further information.

26

INTERIM FINANCIAL REPORT 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. GROUP SEGMENT INFORMATION (CONTINUED)

Reconciliation of Cash Earnings to net profit

	Half Year Ended	Half Year Ended	Half Year Ended
	31 March 2013	30 September 2012	31 March 2012
	$m	$m	$m
Cash Earnings for the period	3,525	3,403	3,195
Cash Earnings adjustments:
TPS revaluations[1]	(8)	(3)	(24)
Treasury shares[2]	(29)	(15)	(12)
Ineffective hedges[3]	23	(1)	8
Fair value gain/(loss) on economic hedges[4]	(57)	13	(20)
Amortisation of intangible assets[5]	(75)	(77)	(74)
Fair value amortisation of financial instruments[6]	(32)	(28)	(18)
Buyback of government guaranteed debt[7]	(43)	-	5
TOFA tax consolidation adjustment[8]	-	(165)	-
Supplier program[9]	-	(46)	(93)
Litigation provision[10]	-	(78)	-
Total Cash Earnings adjustments	(221)	(400)	(228)
Net profit for the period attributable to owners of Westpac Banking Corporation	3,304	3,003	2,967

1              Adjustment for movements in economic hedges, including associated tax effects impacting the Foreign Currency Translation Reserve, relating to hybrid instruments classified as non-controlling interests. The adjustment is required as these hybrid instruments are not fair valued, however, the hedges are fair valued and therefore there is a mismatch in the timing of income recognition in the statutory results. The mismatch is added back to statutory results in deriving Cash Earnings as it does not affect the Group’s profits over time.

2              Under A-IFRS, Westpac shares held by the Group in the managed funds and life business are deemed to be Treasury shares and the results of holding these shares are not permitted to be recognised as income in the statutory results. In deriving Cash Earnings, these results are included to ensure there is no asymmetrical impact on the Group’s profits because the Treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in determining income.

3              The gain/(loss) on ineffective hedges is reversed in deriving Cash Earnings for the period because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time.

4              Fair value gain/(loss) on economic hedges (which do not qualify for hedge accounting under A-IFRS) comprises:

▪            the unrealised fair value gain/(loss) on foreign exchange hedges of future New Zealand earnings impacting non-interest income is reversed in deriving Cash Earnings as they may create a material timing difference on statutory results but do not affect the Group’s Cash Earnings during the life of the hedge;

▪            the unrealised fair value gain/(loss) on foreign exchange hedges of fees payable for the use of the Government guarantee on foreign denominated wholesale funding is reversed in deriving Cash Earnings as they may create a material timing difference on statutory results but do not affect the Group’s Cash Earnings during the life of the hedge; and

▪            the unrealised fair value gain/(loss) on hedges of accrual accounted term funding transactions are reversed in deriving Cash Earnings as they may create a material timing difference on statutory results but do not affect the Group’s Cash Earnings during the life of the hedge.

5              Amortisation of intangible assets comprise:

▪            the merger with St.George resulted in the recognition of core deposit intangibles and customer relationships intangible assets that are amortised over their useful lives, ranging between five and nine years. The amortisation of intangible assets (excluding capitalised software) is a Cash Earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders; and

▪            the acquisition of J O Hambro Capital Management by BT Investment Management (BTIM) during the first half of 2012 resulted in the recognition of management contract intangible assets. These intangible items are amortised over their useful lives, ranging between five and twenty years. The amortisation of intangible assets (excluding capitalised software) is a Cash Earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders.

6              The accounting for the merger with St.George resulted in the recognition of fair value adjustments on the St.George retail bank loans, deposits, wholesale funding and associated hedges, with these fair value adjustments being amortised over the life of the underlying transactions. The amortisation of these adjustments is considered to be a timing difference relating to non-cash flow items that do not affect cash distributions available to shareholders and therefore, have been treated as a Cash Earnings adjustment.

7              The Group has bought back certain Government guaranteed debt issues which reduces Government guarantee fees (70 basis points) paid. In undertaking the buybacks, a cost was incurred reflecting the difference between current interest rates and the rate at which the debt was initially issued. In the statutory result the cost incurred is recognised at the time of the buyback. In Cash Earnings, the cost incurred is being amortised over the original term of the debt that was bought back. The Cash Earnings adjustment gives effect to the timing difference between statutory results and Cash Earnings.

8              During the year ended 30 September 2012, new taxation legislation was introduced that included retrospective amendments to the income tax law as it applies to the Taxation of Financial Arrangements (TOFA) and tax consolidated groups. The amendments had an adverse application to certain liabilities that were consolidated as part of the merger with St.George. This gave rise to an additional income tax expense of $165 million for the year ended 30 September 2012. Consistent with other tax adjustments relating to the merger with St.George this adjustment was treated as a Cash Earnings adjustment due to its size and because it does not reflect ongoing operations.

9              During the year ended 30 September 2012, the Group incurred and provisioned for non-recurring expenses as part of its program to increase the use of global specialists in certain technology and back office operations. These expenses included costs associated with streamlining and better documenting systems and processes, technology costs to enable infrastructure and enhance interaction with suppliers, and costs associated with restructuring the workforce. Given these significant expenses were not considered in determining dividends they were treated as Cash Earnings adjustments.

10           During the year ended 30 September 2012, the Group recognised a provision of $111 million ($78 million after tax) with respect to the Bell litigation. This has been treated as a Cash Earnings adjustment due to its size, the historical nature of the proceedings and as it does not reflect ongoing operations.

27

INTERIM FINANCIAL REPORT 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9. CONTINGENT LIABILITIES, CONTINGENT ASSETS AND CREDIT COMMITMENTS

The Group is a party to financial instruments with off-balance sheet credit risk in the normal course of business to meet the financing needs of its customers and to manage its own risk profile. These financial instruments include commitments to extend credit, financial guarantees, standby letters of credit and underwriting facilities.

The Group’s exposure to credit loss in the event of non-performance by the other party to such financial instruments is represented by the contract or notional amount of those instruments. However, some commitments to extend credit and provide underwriting facilities can be cancelled or revoked at any time at the Group’s option.

The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The Group takes collateral where it is considered necessary to support both on and off-balance sheet financial instruments with credit risk. The Group evaluates each customer’s credit-worthiness on a case-by-case basis. The amount of collateral taken, if deemed necessary, on the provision of a financial facility is based on management’s credit evaluation of the counterparty.

Off-balance sheet credit-risk related financial instruments excluding derivatives are as follows:

	Half Year Ended
	31 March	30 September	31 March
	2013	2012	2012
	$m	$m	$m
Credit-risk related instruments
Standby letters of credit and financial guarantees[1]	4,328	4,474	4,766
Trade letters of credit[2]	1,913	2,589	2,811
Non-financial guarantees[3]	9,331	8,908	8,585
Commitments to extend credit[4]	140,779	139,809	130,901
Other commitments[5]	-	98	122
Total credit-risk related instruments	156,351	155,878	147,185

1     Standby letters of credit are undertakings to pay, against presentation documents, an obligation in the event of a default by a customer. Guarantees are unconditional undertakings given to support the obligations of a customer to third parties. The Group may hold cash as collateral for certain guarantees issued.

2     Trade letters of credit are undertakings by the Group to pay or accept drafts drawn by an overseas supplier of goods against presentation of documents in the event of default by a customer.

3     Non-financial guarantees include undertakings that oblige the Group to pay third parties should a customer fail to fulfil a contractual non-monetary obligation.

4     Commitments to extend credit include all obligations on the part of the Group to provide credit facilities. As facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements. In addition to the commercial commitments disclosed above at 31 March 2013, the Group offered $5.8 billion (30 September 2012: $7.4 billion, 31 March 2012: $8.3 billion) of facilities to customers, which had not yet been accepted.

5     Other commitments include underwriter facilities.

Contingent assets

The credit commitments shown in the above table also constitute contingent assets. These commitments would be classified as loans and other assets in the balance sheet on the contingent event eventuating.

Additional liabilities and commitments

Litigation

Contingent liabilities exist in respect of actual and potential claims and proceedings. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements and specific provisions have been made where appropriate.

Westpac has been served with two separate class action proceedings by customers seeking to recover exception fees paid by those customers. The first set of proceedings was commenced by customers of the Westpac brand; the second by customers of the St.George Bank and BankSA brands. Westpac has agreed with the plaintiffs to put the proceedings against Westpac, St.George and BankSA on hold until at least June 2013, pending further developments in similar litigation commenced against another Australian bank.

Westpac was one of 20 defendant banks named in proceedings concerning the Bell Group of companies. The proceedings were brought by the liquidators of several Bell Group companies who challenged the defendant banks’ entitlement to receive the proceeds of realisation of Bell Group assets in the early 1990s. Judgment was delivered on 28 October 2008 and final orders were handed down on 30 April 2009.

Westpac, along with the other defendant banks, was found liable to repay its share of the monies received from the Bell Group plus interest. The defendant banks appealed the decision. Judgment was handed down by the Court of Appeal of the Supreme Court of Western Australia on 17 August 2012. By a majority decision, the defendant banks were unsuccessful in the appeal and the amount of interest payable was increased. Westpac considers that appropriate provisioning has been made for this matter. The defendant banks have been granted special leave to appeal to the High Court of Australia, however, the outcome and timing of the appeal are uncertain. Westpac is also entitled to lodge a claim as an unsecured creditor in the liquidation of the Bell Group.

Liquidity support

Westpac is a participant to the Interbank Deposit Agreement along with three other major Australian banks. In accordance with the Interbank Deposit Agreement, a deposit notice may be served upon the other participants by a bank which is experiencing liquidity problems. The other participants are then required to deposit equal amounts of up to $2 billion each for a period of 30 days. At the end of 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of mortgages to the value of the deposit.

28

INTERIM FINANCIAL REPORT 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9. CONTINGENT LIABILITIES, CONTINGENT ASSETS AND CREDIT COMMITMENTS
(CONTINUED)

Financial Claims Scheme

Under the Financial Claims Scheme (FCS) the Australian Government provides depositors a free guarantee of deposits in eligible ADIs up to and including $250,000. The FCS applies to an eligible ADI if APRA has applied for the winding up of the ADI and the responsible Australian Government minister has declared that the FCS applies to that ADI. The Financial Claims Scheme (ADIs) Levy Act 2008 provides for the imposition of a levy to fund the excess of certain APRA FCS costs connected with an ADI. The levy would be imposed on liabilities of eligible ADIs to their depositors and cannot be more than 0.5% of the amount of those liabilities.

NOTE 10. NOTE TO THE CASH FLOW STATEMENT

	Half Year Ended
	31 March	30 September	31 March
	2013	2012	2012
	$m	$m	$m
Reconciliation of net cash provided by/(used in) operating activities to net profit for the period
Net profit for the period	3,339	3,035	3,001
Adjustments:
Depreciation, amortisation and impairment	426	454	396
Increase/(decrease) in sundry provisions and other non-cash items	964	(1,243)	1,064
Impairment charges	479	665	651
(Increase)/decrease in trading and fair value assets	(941)	1,175	3,096
(Decrease)/increase in trading and fair value liabilities	(1,135)	3,757	(3,602)
(Increase)/decrease in derivative financial instruments	(1,314)	2,635	2,378
(Increase)/decrease in accrued interest receivable	(104)	134	-
(Decrease)/increase in accrued interest payable	(183)	(237)	291
(Decrease)/increase in current and deferred tax	(62)	573	261
Net cash provided by/(used in) operating activities	1,469	10,948	7,536
Details of assets and liabilities of controlled entities and businesses acquired
Total assets (tangible and financial) excluding cash	-	-	73
Identifiable intangible assets	-	-	120
Total liabilities	-	-	(70)
Fair value of identifiable net assets acquired[1]	-	-	123
Goodwill	-	-	214
Total	-	-	337
Consideration paid
Debt and equity instruments issued	-	-	45
Cash paid	-	-	292
Total consideration transferred	-	-	337
Cash paid	-	-	292
Less cash acquired	-	-	(22)
Cash paid (net of cash acquired)	-	-	270

1              On 1 October 2011 BT Investment Management Limited (an entity controlled by Westpac) acquired 100% of the share capital of J O Hambro Capital Management Limited, a company incorporated in the United Kingdom.

NOTE 11. EVENTS SUBSEQUENT TO BALANCE DATE

No matter or circumstance has arisen since half year ended 31 March 2013 which is not otherwise dealt with in this interim financial report, that has significantly affected or may significantly affect the operations of the Group, the results of its operations or the state of affairs of the Group in subsequent periods.

29

INTERIM FINANCIAL REPORT 2013

STATUTORY STATEMENTS

DIRECTORS’ DECLARATION

In the Directors’ opinion:

(i)             the consolidated financial statements and notes set out on pages 15 to 29 are in accordance with the Corporations Act 2001, including that they:

a.             comply with Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

b.             give a true and fair view of the Group’s financial position as at 31 March 2013 and of its performance for the six months ended 31 March 2013; and

(ii)          there are reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

For and on behalf of the Board.

Lindsay Maxsted Chairman	Gail Kelly Managing Director and Chief Executive Officer

Sydney, Australia
3 May 2013

30

INDEPENDENT AUDITOR’S REVIEW REPORT TO THE MEMBERS OF
WESTPAC BANKING CORPORATION

Report on the interim financial report

We have reviewed the accompanying interim financial report of Westpac Banking Corporation, which comprises the consolidated balance sheet as at 31 March 2013, and the consolidated income statement, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for the half year ended on that date, selected explanatory notes and the directors’ declaration for the Westpac Banking Corporation Group (the consolidated entity). The consolidated entity comprises both Westpac Banking Corporation and the entities it controlled during that half year.

Directors’ responsibility for the interim financial report

The directors of Westpac Banking Corporation are responsible for the preparation of the interim financial report that gives a true and fair view in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the interim financial report that is free from material misstatement whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the interim financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 March 2013 and its performance for the half year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Westpac Banking Corporation, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Westpac Banking Corporation is not in accordance with the Corporations Act 2001 including:

(i)     giving a true and fair view of the consolidated entity’s financial position as at 31 March 2013 and of its performance for the half year ended on that date; and

(ii)     complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

PricewaterhouseCoopers

Michael Codling Partner	Craig Stafford Partner	Sydney, Australia 3 May 2013

PricewaterhouseCoopers, ABN 52 780 433 757

Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171

DX 77 Sydney, Australia

T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

31